UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Mallinckrodt plc

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G5890A102

(CUSIP Number)

John N. Spinney, Jr

Bracebridge Capital, LLC

888 Boylston Street, Suite 1500

Boston, MA 02199

(617) 497-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5890A102	Page 2 of 9

(1)	Names of reporting persons FFI III S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 255,923
	(9)	Sole dispositive power
	(10)	Shared dispositive power 255,923

(11)	Aggregate amount beneficially owned by each reporting person 255,923
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.3% (1)
(14)	Type of reporting person (see instructions) OO

(1)

Based on 19,696,335 ordinary shares, $0.01 par value (the “Ordinary Shares”), reported outstanding as of November 1, 2024 in Mallinckrodt plc’s (the “Issuer”) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024 (the “Q3 2024 Form 10-Q”).

CUSIP No. G5890A102	Page 3 of 9

(1)	Names of reporting persons FYI S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 49,763
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,763

(11)	Aggregate amount beneficially owned by each reporting person 49,763
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.3% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 19,696,335 Ordinary Shares reported outstanding as of November 1, 2024 in the Issuer’s Q3 2024 Form 10-Q.

CUSIP No. G5890A102	Page 4 of 9

(1)	Names of reporting persons Olifant Luxco S.a.r.l.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Luxembourg

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 49,763
	(9)	Sole dispositive power
	(10)	Shared dispositive power 49,763

(11)	Aggregate amount beneficially owned by each reporting person 49,763
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0.3% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 19,696,335 Ordinary Shares reported outstanding as of November 1, 2024 in the Issuer’s Q3 2024 Form 10-Q.

CUSIP No. G5890A102	Page 5 of 9

(1)	Names of reporting persons Bracebridge Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 355,449
	(9)	Sole dispositive power
	(10)	Shared dispositive power 355,449

(11)	Aggregate amount beneficially owned by each reporting person 355,449
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 1.8%(1)
(14)	Type of reporting person (see instructions) IA

(1)	Based on 19,696,335 Ordinary Shares reported outstanding as of November 1, 2024 in the Issuer’s Q3 2024 Form 10-Q.

CUSIP No. G5890A102	Page 6 of 9

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D initially filed by the Reporting Persons on June 16, 2023, as amended by Amendment No. 1 filed on August 24, 2023 (“Amendment No. 1”) and Amendment No. 2 filed on November 17, 2023 (“Amendment No. 2”) (collectively, the “Original Schedule 13D”, and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the ordinary shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	SECURITY AND ISSUER.

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the ordinary shares, $0.01 par value, (the “Ordinary Shares”) of the Issuer. The address of the principal executive offices of the Issuer is College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 5 is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b) The percentage of Shares beneficially owned by the Reporting Persons is based on 19,696,335 Ordinary Shares reported outstanding as of November 1, 2024 in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024. Each of the Reporting Persons has the power to vote and dispose of the Ordinary Shares beneficially owned by such entity (as described above), and each of the Reporting Persons expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of any pecuniary interest therein. Bracebridge, as the investment manager of each of the Bracebridge Funds, has the authority to vote and dispose of all of the Ordinary Shares reported in this Schedule 13D, but expressly disclaims beneficial ownership of any Shares not owned directly by it except to the extent of its pecuniary interest therein.

(c) Other than as disclosed in Annex A, the Reporting Persons have not effected transactions in the Ordinary Shares during the past sixty days.

(d) Other than as disclosed in Item 4, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares held by the Reporting Persons.

(e) November 19, 2024.

CUSIP No. G5890A102	Page 7 of 9

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: November 21, 2024

BRACEBRIDGE CAPITAL, LLC

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FFI III S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FYI S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

OLIFANT LUXCO S.A R.L.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

CUSIP No. G5890A102	Page 8 of 9

Annex A

Transactions in Ordinary Shares

The dates noted below reflect the date that a definitive sale and purchase agreement (each an “SPA”) was entered into by the parties to each transaction. Each transaction settled on the same date that the relevant SPA was entered into.

Reporting Person	Date	Amount	Trade Price per Ordinary Share	Buy/Sell	Execution Type
FFI III S.a.r.l.	11/13/2024	18,032	$38.5000	Sell	Privately negotiated trade
FFI III S.a.r.l.	11/19/2024	36,064	$38.5000	Sell	Privately negotiated trade
FFI III S.a.r.l.	11/19/2024	54,097	$37.5000	Sell	Privately negotiated trade
FFI III S.a.r.l.	11/19/2024	144,259	$38.1250	Sell	Privately negotiated trade
FFI III S.a.r.l.	11/19/2024	72,130	$38.1250	Sell	Privately negotiated trade
FFI III S.a.r.l.	11/19/2024	97,375	$38.7500	Sell	Privately negotiated trade
FFI III S.a.r.l.	11/19/2024	110,652	$38.7500	Sell	Privately negotiated trade

Reporting Person	Date	Amount	Trade Price per Ordinary Share	Buy/Sell	Execution Type
FYI S.a.r.l.	11/13/2024	3,500	$38.5000	Sell	Privately negotiated trade
FYI S.a.r.l.	11/19/2024	7,000	$38.5000	Sell	Privately negotiated trade
FYI S.a.r.l.	11/19/2024	10500	$37.5000	Sell	Privately negotiated trade
FYI S.a.r.l.	11/19/2024	27,999	$38.1250	Sell	Privately negotiated trade
FYI S.a.r.l.	11/19/2024	13,999	$38.1250	Sell	Privately negotiated trade
FYI S.a.r.l.	11/19/2024	18,899	$38.7500	Sell	Privately negotiated trade
FYI S.a.r.l.	11/19/2024	21,476	$38.7500	Sell	Privately negotiated trade

CUSIP No. G5890A102	Page 9 of 9

Reporting Person	Date	Amount	Trade Price per Ordinary Share	Buy/Sell	Execution Type
Olifant Luxco S.a.r.l.	11/13/2024	3,468	$38.5000	Sell	Privately negotiated trade
Olifant Luxco S.a.r.l.	11/19/2024	6,936	$38.5000	Sell	Privately negotiated trade
Olifant Luxco S.a.r.l.	11/19/2024	10,403	$37.5000	Sell	Privately negotiated trade
Olifant Luxco S.a.r.l.	11/19/2024	27,742	$38.1250	Sell	Privately negotiated trade
Olifant Luxco S.a.r.l.	11/19/2024	13,871	$38.1250	Sell	Privately negotiated trade
Olifant Luxco S.a.r.l.	11/19/2024	18,726	$38.7500	Sell	Privately negotiated trade
Olifant Luxco S.a.r.l.	11/19/2024	21,280	$38.7500	Sell	Privately negotiated trade

As previously disclosed in Amendment No. 2, on November 8, 2023, the Reporting Persons reached agreements (the “Proceeds Agreements”) with a third party which will result in the Bracebridge Funds disposing of approximately 355,449 shares of the total reported New Common Equity in following amounts: (i) 255,923 shares of New Common Stock will be disposed of by FFI, (ii) 49,763 shares of New Common Stock will be disposed of by FYI, and (iii) 49,763 shares of New Common Stock will be disposed of by Olifant Luxco S.a r.l. The transactions contemplated by the Proceeds Agreements have not yet closed.